FORM 6-K

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 Under
                       The Securities Exchange Act of 1934


     For November 19, 2002
     Commission File Number: 0-30868

                          Crosswave Communications Inc.
                 (Translation of registrant's name into English)

  Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                             Form 20-F X Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                  Yes      No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____



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                                  EXHIBIT INDEX


     Exhibit    Date            Description of Exhibit

       1.       11/19/2002      Crosswave's CEO Featured by CEOcast.Com

EXHIBIT 1


                    Crosswave's CEO Featured by CEOcast.com

     TOKYO--(BUSINESS WIRE)--Nov. 19, 2002--Crosswave Communications Inc. ("Crosswave", NASDAQ: CWCI), today announced that its Chief Executive Officer, Akio Onishi, was interviewed on November 18, 2002 by CEOcast.com.
     That interview can now be accessed by shareholders and other interested investors at http://www.ceocast.com. The audio interview will be available until November 25, 2002. In the interview, Mr. Onishi discussed Crosswave's recent corporate developments including the earnings results recently announced for the 2nd quarter of the fiscal year 2002.

     About CEOcast

     CEOcast is a premier source of original and syndicated streaming broadcast interviews of Chief Executive Officers at public and private news-making companies. Organized by industry, its analysts average over 15 years experience covering and evaluating Wall Street's leading companies CEOcast's programming is distributed to millions of on-line investors at over 700 financial web sites as well as to more than 20,000 portfolio managers, buy-side analysts and traders at more than 3,300 North American institutions. Content is also disseminated to over 7,000 investment research professionals representing over 425 institutions.

     About Crosswave

     Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

     The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               Crosswave Communications Inc.

Date: November 19, 2002                        By:   /s/   Koichi Suzuki
                                                     -------------------
                                                           Koichi Suzuki
                                                           President